Emo Capital, Corp.

10409 Pacific Palisades Ave

Las Vegas, NV 89144

August 22, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mr. Benjamin Richie

Ms. Jane Park

Re:	Emo Capital, Corp.
Withdrawal offering statement on
Form 1-A (File No. 024-12169)

Dear Mr. Richie and Ms. Park:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Emo Capital, Corp. (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12169), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on March 2, 2023. The Offering Statement relates to the public offering of Common Stock (the "Securities").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has changed its business plan and filed a new offering statement. As of the date of this request, the Company has not sold any Securities pursuant to the Offering Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact J. Adam Guo at (661) 519-5708.

Thank you for your assistance with this matter. We appreciate your prompt attention to this matter.

Very Truly Yours,

/s/ J. Adam Guo

J. Adam Guo

President/CEO

Emo Capital, Corp.